Exhibit 12

OVERSEAS SHIPHOLDING GROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

PRESENTED IN CONNECTION WITH REGISTRATION STATEMENT NO. 333-111890

FILED ON JANUARY 13, 2004

	THREE MONTHS ENDED MARCH 31,
	2005		2004
Earnings:
Income before federal income taxes	$164,173		$114,688
Less: equity in (earnings) of 50%-or-less-owned companies	(17,673)		(3,980)
Pretax income from continuing operations	146,500		110,708
Add: fixed charges	26,022		18,786
Less: interest capitalized during the period	(1,034)		(201)
Add: amortization of capitalized interest	750		750
Total Earnings	$172,238		$130,043

Fixed charges:
Interest expense, including amortization of deferred finance costs	$22,831		$17,515
Add: interest capitalized during the period	1,034		201
Add: interest portion of rental expense	2,157		1,070
Total Fixed Charges	$26,022		$18,786

Ratio of earnings to fixed charges	6.6	X	6.9	X